Exhibit 21.1

LIST OF SUBSIDIARIES

Name	State of Incorporation
OncoVista, Inc. (100% owned)	Delaware
AdnaGen AG* (51% owned)	Germany
OncoVista-Aengus, Inc.* (100% owned)	Delaware
NanoVici, Inc.* (100% owned)	Delaware

* Subsidiary of OncoVista, Inc.